UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For October 2005

Distribution and Service D&S, Inc.

(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301 Quilicura Santiago Chile

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Securities Registration N° 0593

Santiago, October 17, 2005.

Mr. Alejandro Ferreiro Yazigi
Superintendent
Superintendency of Securities and Insurance
Av. Libertador Bernardo O’Higgins 1449
Santiago

REF.:     TEXT OF PRESS RELEASE

Dear Sir:

In accordance with that which is stipulated in letter J of paragraph 2.3 of Section II contained in General Regulation  N° 30 of that Superintendency, hereby I provide transcription of press release issued last October 14 of 2005 by Distribución y Servicio D&S S.A., in connection with its entry into the ownership of Alvi Supermercados Mayoristas S.A., through the subscription of shares corresponding to a capital increase of such company, amounting to 35% of its stock.

          “D&S informed that, on October 13, the Company has taken part in a capital increase of Alvi Supermercados Mayoristas S.A. (Alvi Wholesale Supermarkets, referred to as “Alvi”), with a contribution of U.F. 653,660 (equivalent of Ch$11,618 million or US$21.6 million), which represents a 35% of Alvi´s ownership. Alvi will continue to be controlled and managed by  its current controlling shareholders, Mssrs. Guillermo and Máximo Villablanca Rojas.

          Alvi has 12 stores in the city of Santiago and its business strategy is focused on serving the needs of small retailers.

          Through this transaction, D&S, with a longstanding reputation as a  distribution and service company and faithful to its origins, intends to help strengthening the traditional channel of neighborhood stores or Mom & Pop’s,  together with a renowned company like Alvi.”

Your sincerely,

Rodrigo Cruz Matta
Distribución y Servicio D&S S.A.
General Manager

cc.	Santiago Stock Exchange
Chilean Electronic Stock Exchange
Valparaíso Stock Exchange
Risk Rating Commission
New York Stock Exchange
Latibex – Madrid Stock Exchange

DISTRIBUCION Y SERVICIO D&S S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

	By:	/s/ Miguel Núñez Sfeir

Miguel Núñez Sfeir
Chief Financial Officer

Dated: October 17, 2005